AMERICAN SPECTRUM

July 12, 2010

Ms. Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.

Re:	American Spectrum Realty, Inc. 2009 Form 10-K File No. 001-16785

Dear Ms. La Mothe:

We are responding to your letter of June 25, 2010 as follows:

Comments 1-4:

Please be advised that we will need additional time to respond to these comments.   We expect to submit our response to these comments by July 23, 2010.

Comment 5:

We filed an Amendment to the 10-K on July 12, 2010.

Comment 6:

We do not believe that the acquisition of the property management agreements was a material acquisition within the meaning of Regulation S-X, and we continue to believe that the acquisition agreement need not be filed under Item 601(b)(2) of Regulation S-K.  We understand, however, that the agreement providing for their acquisition may be regarded subjectively as a material contract.  We have, therefore, included the acquisition agreement as an exhibit to the 10-K in the amendment filed on July 12, 2010.

Thank you for your attention.

Very truly yours, /s/ William J. Carden William J. Carden Chief Executive Officer

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, TX 77057
PH/ 713-706-6200   FX/713-706-6201
www.americanspectrum.com